October 28, 2016

Via EDGAR

Mr. Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Re:	Iconix Brand Group, Inc. (the “Company”, “Iconix”, “we”, “us” or “our”)
Form 10-K for the Fiscal Year Ended December 31, 2015 and Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2015 (collectively, “Form 10-K”)
Responses Dated June 29, 2016, August 11, 2016 and October 11, 2016
File No. 001-10593

Dear Mr. Arakawa:

This letter is being provided to respond to questions received from members of the Securities and Exchange Commission Staff (the “Staff”) during conference calls on October 21, 2015 and October 26, 2016. For ease of reference, the Staff’s questions appear in boldface immediately preceding the Company’s response. Based upon previous written correspondence with the Staff, our aforementioned conference calls with the Staff, and the responses provided below, the Company continues to believe that no amendment to its previously filed Form 10-K is required.

1.	In the valuation calculation, specifically in how you determined the discount rate, please tell us why you used a U.S. corporate bond discount rate instead of a rate tied to the joint venture’s jurisdiction.

Response:

Although not noted in our written correspondence with the Staff dated October 11, 2016, the Company did use a territory-adjusted discount rate specific to the jurisdiction of incorporation of the put option. To summarize, for those joint ventures whose jurisdiction is the U.S., we used an intangible asset discount rate based on the weighted average cost of capital of the U.S. For those joint ventures whose jurisdiction is outside the U.S., we applied a risk premium to the applicable weighed average cost of capital based on the jurisdiction where the put option can be exercised.

Joint Venture	Jurisdiction of the Put Option Rights	Discount Rate Pre Country Risk Premium	Country Risk Premium	Discount Rate with Country Risk Premium
Iconix Europe	United States	11.0%	0.0%	11.0%
LC Partners	United States	11.0%	0.0%	11.0%
Iconix MENA	United Kingdom	11.0%	0.9%	11.9%
Iconix SEA (October 2013 and June 2014 transactions)	Various European and Asia Territories	11.0%	5.0%	16.0%
Iconix SE Asia (September 2014 transaction)	China, Hong Kong, Macao, Taiwan	11.0%	1.0%	12.0%

Thus, for Iconix Europe and LC Partners, no adjustment is required. For Iconix SE Asia (September 2014 transaction), for which the put option can be exercised in a developed economy, the adjustment is 1%. For Iconix SE Asia (October 2013 and June 2014 transactions), the jurisdiction of the put option are often less-developed, higher cost of capital countries, and therefore a higher country risk premium of 5% is employed.

In our valuation of each redeemable non-controlling interest, the impact of applying the applicable territory risk premium marginally increased the discount rate, which in turn lowered the fair value of the redeemable non-controlling interest. Please note that for the majority of valuations of our redeemable non-controlling interests where the Company applied a territory risk premium, the impact was immaterial to the calculated fair value had the Company not applied a territory risk premium.

The Company also notes that of the specific countries within the jurisdiction of territorial joint ventures, the majority of the royalties earned is weighted toward those countries with proportionately larger and more developed economies, and therefore have lower country specific risk premiums, relative to the other countries in that joint venture’s territory with higher risk premiums. As such, had we prepared a cost of capital premium for Iconix SE Asia (October 2013 and June 2014 transactions) weighted by country of sale rather than an average (as noted above), the impact on the discount rate would likely have been less than 5%, and therefore the fair value of the redeemable non-controlling interest would likely have been higher.

2.	From a market participant’s perspective, please tell us if a control premium was considered in the valuation calculation.

Response:

A control premium for valuing an entity is based on the ability of the majority ownership party to effect the strategic use of the assets or the distributions of the entity in a manner that may lower the value of the minority party. Although we did consider the control premium concept, we did not apply a control premium or discount for lack of control in our analysis of non-controlling interests based on a facts and circumstances analysis that concludes that no other strategic action can realistically change the cash flows (and hence fair value) to the joint venture partners.

We concluded that the highest and best use of the assets is how they are currently being employed, which is a licensing business with high profit margins. ASC 805-20-30-8 states that a control premium is required only “... if market participants would take into account such a premium or discount when pricing the non-controlling interest.” In the event that either joint venture party were to sell its interest, the assumption then becomes that any market participant purchasing a joint venture partner’s equity interest would employ the assets underlying that equity interest using the same business model. Therefore, we can foresee no alternative use of the assets that could create additional value for one party that would merit a control premium. As such, given that both the seller and buyer of the equity interest in the joint venture would employ the assets in the same manner (representing highest and best use) and would be afforded identical rights within the joint venture as it relates to its partner, both the seller and the buyer of the equity interest would each extract the same value from the equity interest. Therefore, we did not believe applying a control premium or discount to the calculation of the value of the joint venture was appropriate, and we believe that the pro rata share of the value of the assets underlying the joint venture is equivalent to the pro rata share of the equity interest in that joint venture.

Further, it is important to note that three of the joint ventures are governed by true ’50:50’ ownership, with neither party legally possessing unilateral control rights as per each joint venture’s operating agreement, and while Iconix does have a 51% ownership interest in Iconix Europe, there are covenants in the agreement that limit the ability of Iconix to use assets outside the scope of the stated business without the consent of the joint venture partner. Therefore we reach the same conclusion that no adjustment for control is required.

3.	In your periodic assessment and adjustments to the redeemable non-controlling interest, have you included the actual results in calculating those adjustments, if any?

Generally, the redemption calculation either uses the projected royalties for the fiscal year in which the put option becomes exercisable or the actual royalties for most recently completed fiscal year just prior to when the put option becomes exercisable, and each of these inputs is as of a future point in time three to four years from the end of 2015. The actual operating results, while they may influence how we project operating results in subsequent years, are not a direct input to the calculation of the redemption value; and therefore do not have a direct impact on the accretion of the redeemable non-controlling interest to the projected redemption value. Further, although historical actual royalties earned may not have matched our projections, we review the estimated redemption amounts on a periodic basis and believe we appropriately considered this impact on our most recent projections for future periods.

*****

Please be advised that this letter has been reviewed by BDO USA, LLP, the Company’s independent audit firm, and they agree with the accounting considerations and conclusions expressed therein.

Sincerely,

/s/ David K. Jones
David K. Jones
Chief Financial Officer

cc:	Myra Moosariparambil
Brian Snyderman
BDO USA, LLP; attn: Lawrence Shapiro, Natalie Kotlyar
DLA Piper LLC; attn: Paul Flignor